EXHIBIT 99.1

'New' Hydro's Management Board Complete

OSLO, Norway, April 13, 2007 (PRIME NEWSWIRE) -- Anne Harris has been appointed executive vice president of Human Resources and Organizational Development of Norsk Hydro ASA and will join the company's corporate management board. The management board of "new" Hydro is thereby complete.

Harris' appointment will be effective no later than at time of the completion of the planned merger of Hydro's oil and gas activities with Statoil, expected in the third quarter this year.

Harris (46) has held a number of management positions in Hydro since she joined the company in 2001, most recently as senior vice president of Corporate Financial Reporting and Performance. She has previously worked as administration and personnel manager for Total Norge. Harris holds a Bachelor's degree from the Norwegian School of Management (BI).

Following Harris' appointment, the corporate management board of "new" Hydro will comprise:

 Eivind Reiten, President and Chief Executive Officer
 John Ove Ottestad, Chief Financial Officer
 Torstein Dale Sjoetveit, Aluminium Metal
 Svein Richard Brandtzaeg, Aluminium Products
 Joergen C. Arentz Rostrup, Power
 Tom Roetjer, Projects
 Cecilie Ditlev-Simonsen, Communication
 Odd Ivar Biller, Legal affairs
 Anne Harris, Human Resources and Organizational Development

Certain statements contained in this announcement constitute "forward-looking information" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. In order to utilize the "safe harbors" within these provisions, Hydro is providing the following cautionary statement.

Certain statements included within this announcement contain (and oral communications made by or on behalf of Hydro may contain) forward-looking information, including, without limitation, those relating to (a) forecasts, projections and estimates, (b) statements of management's plans, objectives and strategies for Hydro, such as planned expansions, investments, drilling activity or other projects, (c) targeted production volumes and costs, capacities or rates, start-up costs, cost reductions and profit objectives, (d) various expectations about future developments in Hydro's markets, particularly prices, supply and demand and competition, (e) results of operations, (f) margins, (g) growth rates, (h) risk management, as well as (i) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements.

Although Hydro believes that the expectations reflected in such forward-looking statements are reasonable, these forward-looking statements are based on a number of assumptions and forecasts that, by their nature, involve risk and uncertainty. Various factors could cause Hydro's actual results to differ materially from those projected in a forward-looking statement or affect the extent to which a particular projection is realized. Factors that could cause these differences include, but are not limited to, world economic growth and other economic indicators, including rates of inflation and industrial production, trends in Hydro's key markets, and global oil and gas and aluminium supply and demand conditions. For a detailed description of factors that could cause Hydro's results to differ materially from those expressed or implied by such statements, please refer to the risk factors specified under "Risk, Regulation and Other Information - Risk Factors" on page 92 of Hydro's Annual Report and Form 20-F 2005 and subsequent filings on Form 6-K with the US Securities and Exchange Commission.

No assurance can be given that such expectations will prove to have been correct. Hydro disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Norsk Hydro ASA
          Cecilie Ditlev-Simonsen
            +47 22532097
            +47 41559250  Cellular
            Cecilie.Ditlev-Simonsen@hydro.com
          Inger Sethov
            +47 22532036
            +47 95022359 Cellular
            inger.sethov@hydro.com
          Norsk Hydro ASA
          Drammensveien 264
          N-0240 Oslo
          Norway
            +47 22 53 81 00
            Fax: +47 22 53 27 25
          www.hydro.com